SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 16)*

Endesa, S.A.

(Name of Issuer)

American Depositary Shares, each representing the right to receive one ordinary share, nominal value €1.20 each
Ordinary Shares, nominal value €1.20 each
(Title of Class of Securities)

00029274F1

(CUSIP Number)

Acciona, S.A.
Avenida de Europa, 18
Empresarial La Moraleja, Alcobendas
Madrid, Spain 28108
Attention: Jorge Vega-Penichet
+34 91 663 2850

Copy to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attention: Adam O. Emmerich
(212) 403-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 2, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ‰

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 00029274F1

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Acciona, S.A.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒*
(b) ☐
* Acciona, S.A. (“Acciona”), which holds 10,964,099 ordinary shares, nominal value €1.20 each, of Endesa, S.A. (each, a
“Share”), and Finanzas Dos, S.A. (“Finanzas”), which holds 211,750,424 Shares and is a wholly owned subsidiary of
Acciona, are members of a group and have jointly filed this statement on Schedule 13D. Acciona and Finanzas also may be deemed to be part of a group with ENEL Società per Azioni and Enel Energy Europe Società Responsabilità Limitata
(together, “ENEL”) as a result of the Cooperation Agreement described in Item 4 of this Schedule 13D. In addition,
Acciona and Finanzas and ENEL may be deemed to be part of a group with E.ON Aktiengesellschaft (“E.ON”) as a result of the Settlement Agreement described in Item 4 of this Schedule 13D. However, neither the filing of this statement on
Schedule 13D nor any of its contents shall be deemed to constitute an admission by Acciona or Finanzas that it is the beneficial owner of any Shares held by ENEL or E.ON for purposes of Section 13(d) of the U.S. Securities Exchange Act
of 1934, as amended (the “Exchange Act”), and Acciona and Finanzas expressly disclaim such beneficial ownership.

3	SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
BK, WC

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
	2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Kingdom of Spain

	7	SOLE VOTING POWER
10,964,099

	8	SHARED VOTING POWER
211,750,424**

** Does not include 264,401,597 Shares that are or may be deemed to be beneficially owned by
ENEL, as reported in the Statement on Schedule 13D filed by ENEL (as amended, the “ENEL
Schedule 13D”), of which (a) 105,800,000 Shares are held by ENEL and (b) 158,601,597 Shares are underlying certain swap arrangements entered into by ENEL with UBS Limited and
	NUMBER OF	Mediobanca - Banca di Credito Finanziario S.p.A. as to which ENEL has disclaimed beneficial
	SHARES	ownership as described in the ENEL Schedule 13D. Also does not include 105,076,259 Shares
	BENEFICIALLY	owned by Caja de Ahorros y Monte de Piedad de Madrid, Caja Madrid (“Caja Madrid”) and
	OWNED BY	regarding which Caja Madrid entered into an equity swap arrangement with E.ON, as described in
	EACH	the Statement on Schedule 13D filed by Caja Madrid.
REPORTING
	PERSON	Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to
	WITH	constitute an admission by Acciona or Finanzas that it is the beneficial owner of any Shares held by
ENEL, E.ON or Caja Madrid for purposes of Section 13(d) of the Exchange Act, and Acciona and
Finanzas expressly disclaim such beneficial ownership.

	9	SOLE DISPOSITIVE POWER
10,964,099

	10	SHARED DISPOSITIVE POWER
211,750,424***

*** Does not include 264,401,597 Shares that are or may be deemed to be beneficially owned by
ENEL, as reported by in the ENEL Schedule 13D, of which (a) 105,800,000 Shares are held by
ENEL and (b) 158,601,597 Shares are underlying certain swap arrangements entered into by ENEL with UBS Limited and Mediobanca - Banca di Credito Finanziario S.p.A. as to which ENEL has disclaimed beneficial ownership as described in the ENEL Schedule 13D. Also does not include
105,076,259 Shares owned by Caja Madrid and regarding which Caja Madrid entered into an equity swap arrangement with E.ON, as described in the Statement on Schedule 13D filed by Caja
Madrid.

Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Acciona or Finanzas that it is the beneficial owner of any Shares held by
ENEL, E.ON or Caja Madrid for purposes of Section 13(d) of the Exchange Act, and Acciona and
Finanzas expressly disclaim such beneficial ownership.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
222,714,523****

**** Does not include 264,401,597 Shares that are or may be deemed to be beneficially owned by ENEL, as reported in the ENEL Schedule 13D, of which (a) 105,800,000 Shares are held by ENEL and (b) 158,601,597 Shares are underlying certain swap arrangements entered into by ENEL with UBS Limited and Mediobanca - Banca di Credito Finanziario
S.p.A. as to which ENEL has disclaimed beneficial ownership as described in the ENEL Schedule 13D. Also does not include 105,076,259 Shares owned by Caja Madrid and regarding which Caja Madrid entered into an equity swap arrangement with E.ON, as described in the Statement on Schedule 13D filed by Caja Madrid.

Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by
Acciona or Finanzas that it is the beneficial owner of any Shares held by ENEL, E.ON or Caja Madrid for purposes of
Section 13(d) of the Exchange Act, and Acciona and Finanzas expressly disclaim such beneficial ownership.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (See Instructions) ☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.0%*****

***** Based on 1,058,752,117 Shares outstanding as reported in the CNMV – Comisión Nacional del Mercado de
Valores website. The percentage shown does not include 264,401,597 Shares that are or may be deemed to be beneficially owned by ENEL, as reported in the ENEL Schedule 13D, amounting in the aggregate to 24.98% of the
Shares outstanding, of which (a) 105,800,000 Shares are held by ENEL and (b) 158,601,597 Shares are underlying certain swap arrangements entered into by ENEL with UBS Limited and Mediobanca - Banca di Credito Finanziario
S.p.A. as to which ENEL has disclaimed beneficial ownership as described in the ENEL Schedule 13D. The percentage shown also does not include 105,076,259 Shares owned by Caja Madrid and regarding which Caja Madrid entered into an equity swap arrangement with E.ON, as described in the Statement on Schedule 13D filed by Caja Madrid.

Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by
Acciona or Finanzas that it is the beneficial owner of any Shares held by ENEL, E.ON or Caja Madrid for purposes of
Section 13(d) of the Exchange Act, and Acciona and Finanzas expressly disclaim such beneficial ownership.

14	TYPE OF REPORTING PERSON (See Instructions)
CO

SCHEDULE 13D

CUSIP NO. 00029274F1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Finanzas Dos, S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒*
(b) ☐
* Acciona, which holds 10,964,099 Shares, and Finanzas, which holds 211,750,424 Shares and is a wholly owned subsidiary of Acciona, are members of a group. Acciona and Finanzas may be deemed to be part of a group with ENEL as a result of the Cooperation Agreement described in Item 4 of this Schedule 13D. In addition, Acciona and Finanzas and
ENEL may be deemed to be part of a group with E.ON as a result of the Settlement Agreement described in Item 4 of this
Schedule 13D. However, neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Acciona or Finanzas that it is the beneficial owner of any Shares held by ENEL or E.ON for purposes of Section 13(d) of the Exchange Act, and Acciona and Finanzas expressly disclaim such beneficial ownership.

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
BK, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
	2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Kingdom of Spain

7		SOLE VOTING POWER
-0-

8		SHARED VOTING POWER
211,750,424**

** Does not include 264,401,597 Shares that are or may be deemed to be beneficially owned by
ENEL, as reported in the Statement on Schedule 13D filed by ENEL (as amended, the “ENEL
Schedule 13D”), of which (a) 105,800,000 Shares are held by ENEL and (b) 158,601,597 Shares are underlying certain swap arrangements entered into by ENEL with UBS Limited and
Mediobanca - Banca di Credito Finanziario S.p.A. as to which ENEL has disclaimed beneficial
NUMBER OF		ownership as described in the ENEL Schedule 13D. Also does not include 105,076,259 Shares
SHARES		owned by Caja Madrid and regarding which Caja Madrid entered into an equity swap arrangement
BENEFICIALLY		with E.ON, as described in the Statement on Schedule 13D filed by Caja Madrid.
OWNED BY
EACH		Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to
REPORTING		constitute an admission by Acciona or Finanzas that it is the beneficial owner of any Shares held by
PERSON		ENEL, E.ON or Caja Madrid for purposes of Section 13(d) of the Exchange Act, and Acciona and
WITH		Finanzas expressly disclaim such beneficial ownership.

9		SOLE DISPOSITIVE POWER
-0-

10		SHARED DISPOSITIVE POWER
211,750,424***

*** Does not include 264,401,597 Shares that are or may be deemed to be beneficially owned by
ENEL, as reported by in the ENEL Schedule 13D, of which (a) 105,800,000 Shares are held by
ENEL and (b) 158,601,597 Shares are underlying certain swap arrangements entered into by ENEL with UBS Limited and Mediobanca - Banca di Credito Finanziario S.p.A. as to which ENEL has disclaimed beneficial ownership as described in the ENEL Schedule 13D. Also does not include

105,076,259 Shares owned by Caja Madrid and regarding which Caja Madrid entered into an equity swap arrangement with E.ON, as described in the Statement on Schedule 13D filed by Caja
Madrid.

Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Acciona or Finanzas that it is the beneficial owner of any Shares held by
ENEL, E.ON or Caja Madrid for purposes of Section 13(d) of the Exchange Act, and Acciona and
Finanzas expressly disclaim such beneficial ownership.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
211,750,424****

**** Does not include 264,401,597 Shares that are or may be deemed to be beneficially owned by ENEL, as reported in the ENEL Schedule 13D, of which (a) 105,800,000 Shares are held by ENEL and (b) 158,601,597 Shares are underlying certain swap arrangements entered into by ENEL with UBS Limited and Mediobanca - Banca di Credito Finanziario
S.p.A. as to which ENEL has disclaimed beneficial ownership as described in the ENEL Schedule 13D. Also does not include 105,076,259 Shares owned by Caja Madrid and regarding which Caja Madrid entered into an equity swap arrangement with E.ON, as described in the Statement on Schedule 13D filed by Caja Madrid.

Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by
Acciona or Finanzas that it is the beneficial owner of any Shares held by ENEL, E.ON or Caja Madrid for purposes of
Section 13(d) of the Exchange Act, and Acciona and Finanzas expressly disclaim such beneficial ownership.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (See Instructions) ☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.0%*****

***** Based on 1,058,752,117 Shares outstanding as reported in the CNMV – Comisión Nacional del Mercado de
Valores website. The percentage shown does not include 264,401,597 Shares that are or may be deemed to be beneficially owned by ENEL, as reported in the ENEL Schedule 13D, amounting in the aggregate to 24.98% of the
Shares outstanding, of which (a) 105,800,000 Shares are held by ENEL and (b) 158,601,597 Shares are underlying certain swap arrangements entered into by ENEL with UBS Limited and Mediobanca - Banca di Credito Finanziario
S.p.A. as to which ENEL has disclaimed beneficial ownership as described in the ENEL Schedule 13D. The percentage shown also does not include 105,076,259 Shares owned by Caja Madrid and regarding which Caja Madrid entered into an equity swap arrangement with E.ON, as described in the Statement on Schedule 13D filed by Caja Madrid.

Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by
Acciona or Finanzas that it is the beneficial owner of any Shares held by ENEL, E.ON or Caja Madrid for purposes of
Section 13(d) of the Exchange Act, and Acciona and Finanzas expressly disclaim such beneficial ownership.

14	TYPE OF REPORTING PERSON (See Instructions)
CO

            This Amendment No. 16 (“Amendment No. 16”) amends and supplements the statement on Schedule 13D (as previously amended from time to time, the “Schedule 13D”) filed by Acciona, S.A. (“Acciona”) and Finanzas Dos, S.A. (“Finanzas” and together with Acciona, the “Reporting Persons”), pursuant to a Joint Filing Agreement filed with the original Schedule 13D on October 5, 2006, with respect to the ordinary shares, nominal value €1.20 each (a “Share”), and the American Depositary Shares (the “ADSs”), each representing the right to receive one Share of Endesa, S.A. (“Endesa” or the “Issuer”). Capitalized terms used and not defined in this Amendment No. 16 have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment No. 16 does not modify any of the information previously reported in the Schedule 13D. This Amendment No. 16 is being filed for the purpose of publicly disclosing certain important developments in connection with the Reporting Person’s investment in Endesa, in particular as reflected in an agreement among the Reporting Persons, ENEL Società per Azioni (“Enel”) and E.ON Aktiengesellschaft (“E.ON”) regarding Endesa.

Item 4. Purpose of Transaction.

            Item 4 is hereby amended to add the following supplemental information:

            Settlement Agreement

            On April 2, 2007, E.ON, Acciona and Enel entered into an agreement (the “Settlement Agreement”) to settle their conflicts and to agree on certain matters relating to Endesa. A copy of the Settlement Agreement is attached hereto as Exhibit 10.17 and is incorporated herein by reference.

            On April 2, 2007, Acciona issued a press release announcing the execution of the Settlement Agreement. The press release is attached hereto as Exhibit 99.41 and is incorporated herein by reference.

            On April 2, 2007, Acciona filed with the CNMV a Hecho Relevante, or current report, regarding the Settlement Agreement and attaching a Spanish translation of that agreement. This current report, in its original English and Spanish form, is attached as Exhibit 99.42 hereto and incorporated herein by reference. All Hechos Relevantes filed by Acciona and other reporting persons with the CNMV are available on the internet at www.cnmv.es.

            The attached Hecho Relevante is a document that was issued outside the United States pursuant to the facilities of the CNMV. Nether the attached Hecho Relevante nor the attached press release is an announcement or extension of a tender offer in the United States or in any other jurisdiction, nor can there be any assurance that any tender offer will be announced, proposed or made with respect to the Shares or the ADSs. If a tender offer were made to United States holders of Shares or ADSs, it is expected that it would be extended in the United States only in compliance with the procedural and filing requirements of tender offer rules and regulations under the United States federal securities laws, except insofar as an exemption or other relief is obtained therefrom.

            Also, on April 2, 2007, and in connection with the execution of the Settlement Agreement, the Reporting Persons and ENEL entered into an amendment to the Cooperation Agreement. An English translation of the amendment is attached hereto as Exhibit 10.18 and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

            Item 5 is hereby amended to add the following supplemental information:

            Item 4 of this Amendment No. 14 is incorporated herein by reference. As previously disclosed, the Reporting Persons have acquired an aggregate of 222,714,523 Shares, which constitute approximately 21.0% of the outstanding Shares. By virtue of the Settlement Agreement, the Reporting Persons and Enel

may be deemed to have become members of a group with E.ON with respect to the Shares that are or may be deemed to be currently beneficially owned by E.ON and thus may be deemed to beneficially own any Shares and/or ADSs that are or may be currently beneficially owned by E.ON. Amendment No. 24 to E.ON’s tender offer statement on Schedule TO filed with the SEC contains additional information as to an equity swap transaction E.ON has entered into with Caja Madrid relating to 105,076,259 Shares, representing approximately 9.9% of the outstanding ordinary shares of Endesa.

            This Schedule 13D constitutes a separate filing by the Reporting Persons in accordance with Rule 13d-1(k)(2) under the Exchange Act, and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that it is the beneficial owner of any Shares held by ENEL, E.ON or Caja Madrid for purposes of Section 13(d) of the Exchange Act, and the Reporting Persons expressly disclaim such beneficial ownership.

        Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            Item 6 is hereby amended to add the following supplemental information:

            Items 4 and 5 of this Amendment No. 16 are hereby incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

            Item 7 is hereby amended and supplemented by adding the following thereto:

10.17	Agreement by and among ENEL S.p.A., Acciona, S.A. and E.On AG, dated April 2, 2007 (the “Settlement Agreement”)

10.18	English Translation of Amendment, dated April 2, 2007, to the Cooperation Agreement, dated March 26, 2007, regarding the development of a joint ownership project for Endesa, by and between Acciona, S.A., Finanzas Dos, S.A., ENEL S.p.A. and Enel Energy Europe S.r.L.

99.41	Joint Press Release of Acciona, S.A. and ENEL S.p.A. announcing the Settlement Agreement, dated April 2, 2007

99.42	Hecho Relevante (No. 78775) filed on April 2, 2007 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores (Notice related to the Settlement Agreement attached as Exhibit 10.17 hereto)

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2007

ACCIONA, S.A.

By: /s/ Jorge Vega-Penichet
Name: Jorge Vega-Penichet
Title: Company Secretary

FINANZAS DOS, S.A.

By: /s/ Vicente Santamaria de Paredes Castillo
Name: Vicente Santamaria
de Paredes Castillo
Title: Company Secretary

INDEX OF EXHIBITS

10.1	English Translation of Bridge Credit Contract, dated September 26, 2006, between, Finanzas Dos, S.A. as guaranteed party, Acciona, S.A as guarantor, Banco Santander Central Hispano, S.A. as financing entity (1)

10.2	English Translation of Bridge Credit Commitment, dated September 26, 2006, from Banco Santander Central Hispano, S.A. to Acciona, S.A (1)

10.3	English Translation of Commitment Letter, dated September 26, 2006, from Banco Santander Central Hispano, S.A. to Acciona, S.A. and Finanzas Dos, S.A and related Term Sheets (1)

10.4	International Swaps and Derivatives Association, Inc. Master Agreement, dated as of September 25, 2006, between Banco Santander Central Hispano, S.A. and Finanzas Dos, S.A. (with Confirmations dated September 25, 2006, September 27, 2006, October 3, 2006, October 4, 2006, October 5, 2006, October 6, 2006, October 9, 2006, October 10, 2006 and October 11, 2006) (1)

10.5	Confirmations with respect to the Total Return Swaps entered into on October 12, 13, 16, 17 and 19, 2006 (2)

10.6	English Translation of Amendment and Extension of Bridge Loan Agreement, dated November 15, 2006, by and among Banco Santander Central Hispano, S.A. Acciona, S.A. and Finanzas Dos, S.A. (5)

10.7	English Translation of Stock Purchase Order from Acciona, S.A. to Banco Santander Central Hispano, S.A., dated September 25, 2006 (6)

10.8	English Translation of letter from Acciona, S.A. to Banco Santander Central Hispano, S.A., dated September 25, 2006. (6)

10.9	English Translation of Syndicated Financing Agreement between Finanzas Dos, S.A. and the Lenders, dated December 21, 2006 (8)

10.10	English Translation of Syndicated Financing Agreement between Acciona, S.A. and the Lenders, dated December 21, 2006 (8)

10.11	English Translation of Shareholder Subordinated Loan Agreement between Acciona, S.A., Finanzas Dos, S.A. and the Lenders, dated December 21, 2006 (8)

10.12	English Translation of Coordination and Guarantees Agreement between Acciona, S.A., Finanzas Dos, S.A. and the Lenders, dated December 21, 2006 (8)

10.13	English Translation of Shareholder Support Agreement between Acciona, S.A., Finanzas Dos, S.A. and the Lenders, dated December 21, 2006 (8)

10.14	English Translation of CMOFs Agreement between Acciona, S.A. and the Lenders, dated December 21, 2006 (10)

10.15	English Translation of CMOFs between Finanzas Dos, S.A. and the Lenders, dated December 21, 2006 (10)

10.16	English Translation of Agreement by and between Acciona, S.A., Finanzas Dos, S.A., ENEL S.p.A. and Enel Energy Europe Società Responsabilità Limitata, dated March 26,

2007, regarding the parties’ ownership in development of a joint ownership project for Endesa, S.A. (“Cooperation Agreement”) (15)

10.17	Agreement by and among ENEL S.p.A, Acciona, S.A. and E.ON AG, dated April 2, 2007 (the “Settlement Agreement”)

10.18	English Translation of Amendment, dated April 2, 2007, to the Cooperation Agreement, dated March 26, 2007, regarding the development of a joint ownership project for Endesa, by and between Acciona, S.A., Finanzas Dos, S.A., ENEL S.p.A. and Enel Energy Europe S.r.L.

99.1	Complaint filed on October 12, 2006 by E.ON AG and E.ON Zwölfte Verwaltungs GmbH against Acciona, S.A. and Finanzas Dos, S.A. (Civil Action No. 06 CV 8720) (1)

99.2	Hecho Relevante (No. 71725) filed on October 20, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Response to query from the CNMV as to Acciona’s intent as an Endesa shareholder.) (English Translation) (2)

99.3	Resolutions of the Comisión Nacional de la Energia (CNE) regarding Acciona, S.A.’s and Finanzas Dos, S.A.’s ownership in Endesa securities, dated November 3, 2006 (3)

99.4	Amended Complaint filed on November 3, 2006, by E.ON AG, E.ON Zwölfte Verwaltungs GmbH and BKB AG against Acciona, S.A. and Finanzas Dos, S.A. (Civil Action No. 06 CV 8720) (3)

99.5	Hecho Relevante (No. 72281) filed on November 10, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification of acquisition of an additional 9.63% of the Shares.) (4)

99.6	Press release issued by Acciona, S.A., dated November 10, 2006 (4)

99.7	Hecho Relevante (No. 72898) filed on November 21, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification of acquisition of an additional 0.37% of the Shares) (5)

99.8	Opinion and Order rendered by the Honorable Denise Cote, United States District Judge, United States District Court, Southern District of New York, in E.ON AG and E.ON Zwölfte Verwaltungs GmbH v. Acciona, S.A. and Finanzas Dos, S.A. (Civil Action No. 06 CV 8720), dated November 20, 2006 (5)

99.9	Hecho Relevante (No. 71032) filed on September 25, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification of the acquisition of a 10% interest in Endesa.) (English Translation) (6)

99.10	Anuncios a la CNMV (No. 71035) released on September 26, 2006 by the Spanish Comisión Nacional del Mercado de Valores. (Copy of Announcement by the CNMV in relation to Acciona and Endesa.) (English Translation) (6)

99.11	Hecho Relevante (No. 71036) filed on September 26, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Press release relating to the acquisition of a 10% interest in Endesa.) (English Translation) (6)

99.12	Hecho Relevante (No. 71037) filed on September 26, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Powerpoint presentation relating to the acquisition of a 10% interest in Endesa.) (English original) (6)

99.13	Hecho Relevante (No. 71040) filed on September 26, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Copies of the materials included in Hechos Relevantes Nos. 71032, 71036 and 71037, and additional press release in response to certain media reports.) (The Powerpoint presentation filed as Hecho Relevante No. 71036, which was originally prepared in English, is not refiled as part of this Exhibit, but is filed as Exhibit 99.12.) (English Translation) (6)

99.14	Hecho Relevante (No. 71074) filed on September 26, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Additional information relating to Acciona’s investment in Endesa.) (English Translation) (6)

99.15	Anuncios a la CNMV (No. 71075) released on September 26, 2006 by the Spanish Comisión Nacional del Mercado de Valores. (Copy of Announcement by the CNMV in relation to Acciona.) (English Translation) (6)

99.16	Hecho Relevante (No. 71151) filed on September 27, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification in relation to Total Returns Swaps having reach 5.01%.) (English Translation) (6)

99.17	Hecho Relevante (No. 71504) filed on October 16, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification of the commencement of a lawsuit by E.ON in the United States District Court for the Southern District of New York.) (English Translation) (6)

99.18	Hecho Relevante (No. 71699) filed on October 20, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification in relation to Total Returns Swaps having reached 9.63%.) (English Translation) (6)

99.19	Hecho Relevante (No. 71703) filed on October 20, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Including copies of (a) (in the original Spanish) of the Bridge Credit Contract filed as Exhibit 10.1, the Bridge Credit Commitment filed as Exhibit 10.2, the Commitment Letter and related Term Sheets filed as Exhibit 10.3; (b) (in the original English) the International Swaps and Derivatives Association, Inc. Master Agreement with Confirmations dated September 25 and 27, 2006 and October 3, 4, 5, 6, 9, 10 and 11, 2006 filed as Exhibit 10.4; (c) (in the original English and Spanish translation) Amendment No. 1 to the Schedule 13D; and (d) (in Spanish translation) the Complaint filed as Exhibit 99.1. (English Translation, without exhibits filed otherwise with this Schedule 13D) (6)

99.20	Hecho Relevante (No. 72034) filed on November 6, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification of CNE approval, including official notice of the CNE filed previously as Exhibit 99.3.) (English Translation) (6)

99.21	Supplemental and Amended Complaint filed on November 17, 2006, by E.ON AG, E.ON Zwölfte Verwaltungs GmbH and BKB AG against Acciona, S.A. and Finanzas Dos, S.A. (Civil Action No. 06 CV 8720) (6)

99.22	Hecho Relevante (No. 74537) filed on December 22, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification related to the Long- Term Financing and the Acciona Financing.) (7)

99.23	Hecho Relevante (Nos. 75419, 75427, 75428, 75434, 75436, 75438 and 75439) filed on January 10, 2007 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de

Valores. (Notification related to purchase of additional Shares and attaching the original Spanish language versions of the financing agreements, English translations of which have been filed as Exhibits 10.9 through 10.13 hereto and the CMOFs) (8)

99.24	Letter from the Spanish Comisión Nacional del Mercado de Valores to Acciona, dated January 8, 2006, attaching a copy of the E.ON CNMV Complaint. (English Translation) (8)

99.25	Opinion and Order rendered by the Honorable Denise Cote, United States District Judge, United States District Court, Southern District of New York, in E.ON AG and E.ON Zwölfte Verwaltungs GmbH v. Acciona, S.A. and Finanzas Dos, S.A. (Civil Action No. 06 CV 8720), dated January 9, 2007 (8)

99.26	Response to the request for information made by the CNMV in connection with the E.ON CNMV Complaint submitted by Acciona, S.A. on January 12, 2007 to the CNMV (9)

99.27	Report for Public Disclosure (No. 22272) filed on January 12, 2007 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification related to the E.ON CNMV Complaint and attaching the original Spanish language version of Acciona’s Response to the request for information made by the CNMV in connection with the E.ON CNMV Complaint, an English translation of which has been filed as Exhibit 99.26 hereto) (9)

99.28	English Translation of Official Request submitted to the CNMV by Acciona, S.A., on January 16, 2007, relating to E.ON. (10)

99.29	English Translation of Supplement to Official Request submitted to the CNMV by Acciona, S.A., on January 19, 2007, relating to E.ON (10)

99.30	Acciona Presentation, “Endesa independent: an alternative with greater value,” dated January 25, 2007 (11)

99.31	Report for Public Disclosure (Nos. 22570 and 22577) filed on January 25, 2007 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification related to the Acciona presentation, “Endesa independent: an alternative with greater value,” which presentation is attached hereto as Exhibit 99.30) (11)

99.32	Opinion and Order rendered by the Honorable Denise Cote, United States District Judge, United States District Court, Southern District of New York, in E.ON AG and E.ON Zwölfte Verwaltungs GmbH v. Acciona, S.A. and Finanzas Dos, S.A. (Civil Action No. 06 CV 8720), dated February 5, 2007 (12)

99.33	Report for Public Disclosure (No. 22651) filed on February 6, 2007 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification related to the February 5, 2007 Opinion and Order rendered by the Honorable Denise Cote, United States District Judge, United States District Court, Southern District of New York, which Opinion and Order is attached as Exhibit 99.32 hereto) (12)

99.34	Hecho Relevante (No. 78380) filed on March 23, 2007 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification related to Acciona’s discussions with Enel Società per Azioni) (English translation) (13)

99.35	Press Release, dated March 26, 2007, issued by Acciona, S.A. and Enel Società per Azioni regarding Cooperation Agreement (14)

99.36	Hecho Relevante (Nos. 78443, 78444) filed on March 26, 2007 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notice related to the Cooperation Agreement attached as Exhibit 10.16 hereto) (English translation) (14)

99.36	Hecho Relevante (No. 78453) filed on March 26, 2007 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notice related to the Cooperation Agreement attached as Exhibit 10.16 hereto) (English translation) (14)

99.37	Presentation by Acciona, S.A. regarding Endesa, dated March 26, 2007 and publicly released on March 27, 2007 (15)

99.38	CNMV Board Resolution in Respect of Endesa Takeover Bid, dated March 23, 2007 (English translation) (15)

99.39	CNMV Communication in Relation of the Agreement between Acciona and Enel over Endesa, dated March 26, 2007 (English translation) (15)

99.40	Proposed Second Supplemental and Amended Complaint by E.ON AG and E.ON Zwölfte Verwaltungs GmbH, dated April 2, 2007 (15)

99.41	Joint Press Release of Acciona, S.A. and ENEL S.p.A. announcing the Settlement Agreement, dated April 2, 2007

99.42	Hecho Relevante (No. 78775) filed on April 2, 2007 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores (Notice related to the Settlement Agreement attached as Exhibit 10.17 hereto)

_________________________________________

(1)	Filed with Amendment No. 1 to the Schedule 13D
(2)	Filed with Amendment No. 2 to the Schedule 13D
(3)	Filed with Amendment No. 3 to the Schedule 13D
(4)	Filed with Amendment No. 4 to the Schedule 13D
(5)	Filed with Amendment No. 5 to the Schedule 13D
(6)	Filed with Amendment No. 6 to the Schedule 13D
(7)	Filed with Amendment No. 7 to the Schedule 13D
(8)	Filed with Amendment No. 8 to the Schedule 13D
(9)	Filed with Amendment No. 9 to the Schedule 13D
(10)	Filed with Amendment No. 10 to the Schedule 13D
(11)	Filed with Amendment No. 11 to the Schedule 13D
(12)	Filed with Amendment No. 12 to the Schedule 13D
(13)	Filed with Amendment No. 13 to the Schedule 13D
(14)	Filed with Amendment No. 14 to the Schedule 13D
(15)	Filed with Amendment No. 15 to the Schedule 13D